Special Meeting of Shareholders
Principal Funds, Inc. - Core Plus Bond Fund I
Held February 13, 2015

1.	Approval of a Plan of Acquisition providing for the
reorganization of the Core Plus Bond Fund I (the "Acquired
Fund") into the Bond & Mortgage Securities Fund (the
"Acquiring Fund"):

	In Favor	Opposed	Abstain
	76,082,112.588	5,556,946.516	4,620,342.396